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04010791

March 19, 2004

MAR 2 2 2004

SUPPL

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated March 17, 2004, announcing Arcelor's dividend payment for fiscal year 2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji

dlw 3/25

Enclosure
cc: Martine Hue
Arcelor SA

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

File No. 82-34727

19 Avenue de la Liberté
L-2930 Luxembourg
www.arcelor.com

Telephone: + 352 4792 2414
Fax: + 352 4792 2449
investor.relations@arcelor.com

Luxembourg, March 17, 2004

PRESS RELEASE

Dividend payment for fiscal year 2003

Following the publication of the Arcelor Group's 2003 results on February 18, 2004, and the related announcement of a proposed dividend for fiscal year 2003, it was decided that the ex-dividend date would coincide with the payment date, scheduled for May 24, 2004.

The Board of Directors will therefore propose at the next General Meeting of Shareholders, on April 30, 2004, the payment of a gross dividend (for fiscal year 2003) of 0.40 euros per share. Subject to its approval by the General Meeting of Shareholders, the dividend will be paid on May 24th, 2004.

The net amount proposed, after application of the 20% withholding tax, would amount to 0.32 euro per share.

This information will be confirmed on April 30, 2004, in the event of approval by the General Meeting of Shareholders.

Investor Relations
Martine Hue: + 352 4792 2151
+ 800 4792 4792
+ 33 1 41 25 98 98